July 20, 2016

VIA EDGAR AND FEDERAL EXPRESS

Mr. Tom Kluck

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Cousins Properties Incorporated
Registration Statement on Form S-4
Filed on June 6, 2016
File No. 333-211849

Dear Mr. Kluck:

On behalf of Cousins Properties Incorporated (“Cousins”), a Georgia corporation, set forth below are responses to certain of the comments of the staff of the Division of Corporation Finance (the “Staff”), that appeared in your letter dated July 15, 2016 (the “Comment Letter”), with respect to the registration statement on Form 10-12B of Parkway, Inc. (File No. 001-37819) (the “Form 10”). In this letter, we have included responses to certain comments of the Staff in the Comment Letter that we believe are applicable to Cousins’ registration statement on Form S-4 (File No. 333-211849) (the “Registration Statement”). This letter also includes, where applicable, responses communicated to us by counsel to, and/or representatives of, Parkway Properties, Inc. (“Parkway”).

This letter and Amendment No. 1 (“Amendment No. 1”) to the Registration Statement are being submitted electronically today via the EDGAR system.

For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the response. Capitalized terms not otherwise defined in this letter shall have the meaning set forth in Amendment No. 1. All references to page numbers in these responses are to the pages in the marked version of Amendment No. 1.

General

2. We note your disclosure that no vote of the Parkway Properties Inc. or Cousins Properties Inc. stockholders is required in connection with the spin-off. Please provide us with a legal analysis regarding the basis for this statement.

Response: We respectfully advise the Staff that the Spin-Off does not require approval of Parkway’s stockholders or Cousins’ stockholders. The Spin-Off will be a distribution of property (shares of common and limited voting stock of Parkway, Inc.) by Cousins to its common and limited voting preferred stockholders on the business day following the closing of the Merger. Before the closing of the Merger, the board of directors of Cousins will declare this distribution

Mr. Tom Kluck

Division of Corporation Finance

July 20, 2016

to its common and limited voting preferred stockholders as of the close of business on the day the Merger occurs, to be distributed on the business day following the closing of the Merger. Because the distribution will occur after the Merger closes, Parkway will no longer exist, only Cousins will make the distribution and only Cousins’ common and limited voting preferred stockholders (including legacy Parkway common and limited voting stockholders) will receive the distribution. Accordingly, Cousins is the sole entity effecting the Spin-Off.

Because Cousins is the sole entity effecting the Spin-Off, approval of Parkway’s stockholders is not required in connection with the Spin-Off. However, even if Parkway did continue to exist at the time of the Spin-Off, and could be viewed as effecting the Spin-Off, approval of Parkway’s stockholders would not be required in connection with the Spin-Off. Parkway is a Maryland corporation. Under the Maryland General Corporation Law, the Parkway Articles and the Parkway Bylaws, Parkway is permitted to make distributions of corporate assets to its stockholders, subject to general procedural and solvency requirements, without approval of its stockholders. See Maryland General Corporation Law §2-309. Therefore, approval of Parkway’s stockholders is not required in connection with the Spin-Off.

Cousins also is permitted to make distributions of corporate assets to its stockholders, subject to procedural and solvency requirements, without the approval of its stockholders. Cousins is a Georgia corporation. Section 14-2-640 of the Georgia Code Annotated (the “Georgia Code”) permits a Georgia corporation to distribute “money or other property” to its stockholders upon authorization of its board of directors, subject to general procedural and solvency requirements and any restrictions set forth in its charter. Moreover, for the avoidance of doubt, the provision of the Georgia Code that requires stockholder approval for a sale of all or substantially all of a Georgia corporation’s assets (§14-2-1202) expressly excludes a distribution of assets from the stockholder vote requirements of that section, regardless of whether a distribution consists of all or substantially all of the corporation’s assets. Finally, neither the Cousins Articles nor the Cousins Bylaws imposes a requirement that Cousins’ stockholders approve any distributions of property to stockholders. Therefore, approval of Cousins’ stockholders is not required in connection with the Spin-Off.

3. We note that the spin-off is not being registered under the Securities Act. We also note your disclosure on page 5 that Parkway, Inc. was formed as a corporation on June 3, 2016. Please tell us whether any of the properties that are to be held by Parkway, Inc. on the date of separation were acquired by Cousins Properties Inc. or Parkway Properties, Inc. or any of their subsidiaries within the last year. We may have further comment.

Response: In response to the Staff’s comment, we respectfully confirm that none of the properties to be held by New Parkway on the date of the separation were acquired by Cousins or Parkway or any of their subsidiaries within the last year.

4. We note your disclosure that New Parkway LP expects to enter into financing transactions in connection with the spin-off, and that you expect $200 million of the financing to be distributed to the partners of New Parkway LP who will in turn

Mr. Tom Kluck

Division of Corporation Finance

July 20, 2016

contribute the funds to Cousins Properties LP, which will use the funds to repay certain indebtedness of Cousins and its subsidiaries, including Parkway Properties Inc.’s existing credit facilities. Please provide us supplementally with your analysis of the impact these transactions on the first condition of question four of Staff Legal Bulletin No. 4.

Response: In connection with the Separation and the UPREIT Reorganization, Cousins anticipates that New Parkway LP will enter into a credit agreement providing for, among other things, a $350 million New Parkway Term Loan to be provided by a syndicate of banks and other financial institutions. Proceeds of the New Parkway Term Loan (the “Relevant Term Loan Proceeds”) will be used to fund a $200 million distribution to the partners of New Parkway LP. At the time of the distribution of the Relevant Term Loan Proceeds, Cousins will own, directly or indirectly, 98% of the limited partnership interests of New Parkway LP, and existing outside limited partners of Parkway LP will indirectly hold a 2% interest. The direct or indirect partners of New Parkway LP, including Cousins and the outside limited partners of Parkway LP, will receive a distribution of the Relevant Term Loan Proceeds and will cause the Relevant Term Loan Proceeds to be contributed to Cousins LP, in exchange for limited partnership units of Cousins LP. Cousins LP will use the Relevant Term Loan Proceeds to fund a portion of the repayment of approximately $550 million outstanding under Parkway’s existing indebtedness.

The transfer of the Relevant Term Loan Proceeds constitutes a distribution indirectly from New Parkway LP to its parent, which at the time will be Cousins, and certain outside partners, and subsequent contribution of the funds to a subsidiary of its parent, Cousins LP, in connection with the reorganization and separation of the combined assets and liabilities of Cousins and Parkway in the Separation and the UPREIT Reorganization. Neither the Relevant Term Loan Proceeds nor any other “value,” within the meaning of the first condition of question 4 of Staff Legal Bulletin No. 4, will be provided by the Cousins stockholders to Cousins in exchange for shares of New Parkway common stock in connection with the Spin-Off.

This type of distribution from a subsidiary to its parent at the time when the subsidiary is controlled by its parent is a common feature of transactions such as the Separation and Spin-Off, in which shares of the subsidiary are then distributed in a pro rata dividend to stockholders of the parent without registration under the Securities Act in reliance on Staff Legal Bulletin No. 4. A number of recent examples are set forth below.

•	In the spin-off of Four Corners Property Trust, Inc. from Darden Restaurants, Inc. (October 21, 2015, File No. 001-37538), Four Corners Property Trust, Inc. incurred $351 million of new indebtedness and distributed substantially all of the proceeds from such indebtedness to its then-parent, Darden Restaurants, Inc.

•	In the spin-off of Care Capital Properties, Inc. from Ventas, Inc. (July 30, 2015, File No. 001-37356), Care Capital Properties, Inc. incurred $1.3 billion of new indebtedness and distributed substantially all of the proceeds from such indebtedness to its then-parent, Ventas, Inc.

•	In the spin-off of CareTrust REIT, Inc. from The Ensign Group, Inc. (May 13, 2014, File No. 001-36181), CareTrust REIT, Inc. issued $260 million of new unsecured senior notes and distributed approximately $220.8 million of the proceeds from such indebtedness to its then-parent, the Ensign Group, Inc.

Mr. Tom Kluck

Division of Corporation Finance

July 20, 2016

•	In the spin-off of Washington Prime Group Inc. from Simon Property Group, Inc. (April 21, 2014, File No. 001-36252), Washington Prime Group Inc. incurred $1.0 billion in new indebtedness and distributed approximately $1.0 billion of the proceeds from such indebtedness to its then-parent, Simon Property Group, Inc.

Cousins respectfully submits that the first condition of Staff Legal Bulletin No. 4 is met, as Cousins’ stockholders will not be providing consideration in connection with the transfer of the Relevant Term Loan Proceeds from New Parkway LP to Cousins LP and accordingly will not be providing any consideration in connection with the Spin-Off. Additionally, the contribution of cash to Cousins LP by the outside limited partners of Parkway LP is not the payment of consideration for shares of New Parkway, as such outside limited partners will receive units of Cousins LP, rather than shares of New Parkway common stock, as consideration for their contribution. Accordingly, the Spin-Off meets the first condition of question four of Staff Legal Bulletin No. 4, as well as all other conditions.

5. We note you have identified Cousins as the accounting acquirer; thus, Cousin’s assets and liabilities will be recorded at historical cost and Parkway’s assets and liabilities will be recorded at fair value. Please clarify for us how you determined that Cousins is the accounting acquirer. Your response should address, but not be limited to, the ownership after the merger, including the impact of any non-controlling interest and limited voting shares. Your response should also address the relative size of Cousins and Parkway prior to the merger. Please refer to paragraphs 10-15 of ASC 805-10-55.

Response: We respectfully advise the Staff that in determining the accounting acquirer in the Merger, we considered the Financial Accounting Standards Board’s Accounting Standard Codification (“ASC”) 805 - Business Combinations, which provides guidance for determining the accounting acquirer.

ASC 805-10-55-10 states:

Paragraph 805-10-25-5 provides that the guidance in the General Subsections of Subtopic 810-10 related to determining the existence of a controlling financial interest shall be used to identify the acquirer in a business combination, except when a variable interest entity (VIE) is acquired.

If a business combination has occurred but applying that guidance does not clearly indicate which of the combining entities is the acquirer, paragraph 805-10-25-5 requires the factors in paragraphs 805-10-55-11 through 55-15 to be considered in making that determination.

When considering the guidance in ASC 805-10-25-5 regarding the existence of a controlling financial interest, ASC 805-10-55-10 indicates that the guidance in Subtopic 810-10 should be considered, including the guidance in ASC 810-10-15-8. ASC 810-10-15-8 states that

Mr. Tom Kluck

Division of Corporation Finance

July 20, 2016

a controlling financial interest can typically be determined by the ownership of a majority voting interest, but in some circumstances control does not rest with the majority owner. ASC 805-10-55-10 further states that if the guidance in Subtopic 810-10 does not clearly indicate the identity of the accounting acquirer, the factors in ASC 805-10-55-11 through 55-15 shall be considered. Because the continuing stockholders of Cousins and legacy stockholders of Parkway will both own Cousins common stock following the Merger, it is not clear which of the two companies should be considered as the accounting acquirer. Accordingly, we evaluated the guidance in ASC 805-10-55-11 through 55-15.

ASC 805-10-55-11 states:

In a business combination effected primarily by transferring cash or other assets or by incurring liabilities, the acquirer usually is the entity that transfers the cash or other assets or incurs the liabilities.

This paragraph is not applicable, as the Merger will be effected by the issuance of Cousins common stock.

ASC 805-10-55-12 states, in part:

In a business combination effected primarily by exchanging equity interests, the acquirer usually is the entity that issues its equity interests. However, in some business combinations, commonly called reverse acquisitions, the issuing entity is the acquiree.

Furthermore, ASC 805-10-55-12 indicates:

Other pertinent facts and circumstances also shall be considered in identifying the acquirer in a business combination effected by exchanging equity interests, including the following:

a.	The relative voting rights in the combined entity after the business combination. The acquirer usually is the combining entity whose owners as a group retain or receive the largest portion of the voting rights in the combined entity. In determining which group of owners retains or receives the largest portion of the voting rights, an entity shall consider the existence of any unusual or special voting arrangements and options, warrants, or convertible securities.

b.	The existence of a large minority voting interest in the combined entity if no other owner or organized group of owners has a significant voting interest. The acquirer usually is the combining entity whose single owner or organized group of owners holds the largest minority voting interest in the combined entity.

c.	The composition of the governing body of the combined entity. The acquirer usually is the combining entity whose owners have the ability to elect or appoint or to remove a majority of the members of the governing body of the combined entity.

Mr. Tom Kluck

Division of Corporation Finance

July 20, 2016

d.	The composition of the senior management of the combined entity. The acquirer usually is the combining entity whose former management dominates the management of the combined entity.

e.	The terms of the exchange of equity interests. The acquirer usually is the combining entity that pays a premium over the pre-combination fair value of the equity interests of the other combining entity or entities.

ASC 805 provides no hierarchical guidance on determining the acquirer in a business combination effected through an exchange of equity interests. All pertinent facts and circumstances should be considered, particularly those in ASC 805-10-55-12(a) through 55-12(e). Additional facts and circumstances that may be pertinent include the relative size of the combining entities.

Consideration of the Relative Voting Rights in the Combined Entity After the Business Combination

ASC 805-10-55-12(a) states, in part:

The acquirer usually is the combining entity whose owners as a group retain or receive the largest portion of the voting rights in the combined entity. In determining which group of owners retains or receives the largest portion of the voting rights, an entity shall consider the existence of any unusual or special voting arrangements and options, warrants, or convertible securities.

Under the terms of the Merger Agreement, immediately following the Merger, continuing Cousins stockholders will hold approximately 53% of the outstanding shares of Cousins common stock and legacy Parkway stockholders will hold approximately 47% of the outstanding shares of Cousins common stock. There are no unusual or special voting arrangements, options, warrants, or convertible securities included in the Merger. Existing options and restricted stock issued to employees of Cousins and Parkway will be included in the exchange ratio calculation such that on a “fully diluted” basis (including consideration of Parkway’s noncontrolling interest and limited voting stock), immediately following the Merger, Cousins stockholders will hold approximately 51% of the Cousins common stock and legacy Parkway stockholders will hold approximately 49% of the Cousins common stock.

This criterion indicates that Cousins is the accounting acquirer.

Mr. Tom Kluck

Division of Corporation Finance

July 20, 2016

Consideration of the Existence of a Large Minority Voting Interest in the Combined Entity If No Other Owner or Organized Group of Owners Has a Significant Voting Interest

ASC 805-10-55-12(b) states, in part:

The acquirer usually is the combining entity whose single owner or organized group of owners holds the largest minority voting interest in the combined entity.

One legacy Parkway stockholder, the TPG Parties, currently owns approximately 21.2% of the outstanding shares of Parkway common stock prior to the Merger and will own approximately 9.5% of the Cousins common stock immediately following the Merger. Under the terms of the Merger Agreement, the TPG Parties (specifically TPG Pantera) will have the right to nominate one director to the Cousins board of directors for as long as it beneficially owns more than 5% of the Cousins common stock, on a fully diluted basis. After considering this indicator and the overall board composition of Cousins following the Merger, as well as the overall ownership of voting stock, we do not believe that this factor impacts the conclusion that Cousins is the accounting acquirer.

Consideration of the Composition of the Governing Body of the Combined Entity

ASC 805-10-55-12(c) states, in part:

The acquirer usually is the combining entity whose owners have the ability to elect or appoint or to remove a majority of the members of the governing body of the combined entity.

Pursuant to the terms of the Merger Agreement, the Cousins board of directors at the effective time of the Merger shall comprise five directors designated by the Cousins board of directors, including the current chairman of the Cousins board of directors continuing in his role as chairman of the combined company, three directors designated by the Parkway board of directors, and one director designated by TPG Pantera. Accordingly, the legacy Cousins board has the ability under the terms of the Merger Agreement to appoint a majority of the members of the board of directors.

There are no other plans or processes in place to alter or change the make-up of the board. The chairman of the board of directors of Cousins will continue to be Mr. Taylor Glover.

In assessing the impact that these governance principles have on the determination of the accounting acquirer, Cousins also considered the following:

•	The Cousins board of directors will comprise five directors designated by the Cousins board of directors, three directors designated by the Parkway board of directors, and one designated by TPG Pantera, a legacy Parkway stockholder. The chairman of the Cousins board of directors will continue as the chairman of the board of directors of the combined company.

•	Under the terms of the Cousins Bylaws, each board member will stand for reelection each year at the annual meeting of the stockholders with the next meeting scheduled to occur in May 2017. A director is elected by an affirmative vote of a majority of the votes cast at the annual meeting of the stockholders.

Mr. Tom Kluck

Division of Corporation Finance

July 20, 2016

•	Cousins’ stockholders will receive a majority of the shares of Cousins, and the Cousins Bylaws provide that a vote of a majority of the stockholders entitled to vote at any stockholders meeting is required to replace a serving director. Therefore, with either the 53% or 51% ownership of the combined entity, Cousins legacy stockholders as a group, provided such stockholders are present at the relevant meeting, would be sufficient to make a change to the board of directors or maintain board positions that are more favorable to Cousins. Legacy Parkway stockholders cannot change board composition with either 49% fully diluted ownership or 47% ownership.

Based on these facts, we concluded that Cousins controls the composition of the board of directors of Cousins, and that such control is considered substantive and is not temporary. This is a strong indication that Cousins is the accounting acquirer.

Consideration of the Composition of the Senior Management of the Combined Entity

ASC 805-10-55-12(d) states, in part:

The acquirer usually is the combining entity whose former management dominates the management of the combined entity.

Pursuant to the terms of the Merger Agreement, the senior leadership team of Cousins, including its President and Chief Executive Officer, Chief Financial Officer, Chief Operating Officer, General Counsel, and Chief Accounting Officer and Treasurer following the effective time of the Merger will remain the same as Cousins prior to the effective time of the Merger. Accordingly, the management of legacy Cousins will dominate the management of Cousins following the Merger. No executive officers of Cousins will be appointed by or from Parkway. There are no current plans or intentions to change the executive officers of Cousins subsequent to the Merger. This is a strong indication that Cousins is the accounting acquirer.

Consideration of the Terms of the Exchange of Equity Securities

ASC 805-10-55-12(e) states, in part:

The acquirer usually is the combining entity that pays a premium over the pre-combination fair value of the equity interests of the other combining entity or entities.

The Merger will be effected by the issuance of Cousins common stock, with each Parkway common stockholder having the right to receive 1.63 newly issued shares of Cousins common stock for each share of Parkway common stock that it holds. The value of shares of Cousins common stock that Parkway stockholders will receive in the Merger represents a premium of approximately 13%, based on the closing prices per share of Parkway common stock and Cousins common stock on April 28, 2016 (the last trading day before the Merger was announced). Accordingly, the exchange ratio results in Cousins paying a premium over the pre-combination fair value of the equity interests of Parkway. This is an indicator that Cousins is the accounting acquirer.

Mr. Tom Kluck

Division of Corporation Finance

July 20, 2016

Consideration of the Relative Size of the Combining Entities

ASC 805-10-55-13 states:

The acquirer usually is the combining entity whose relative size (measured in, for example, assets, revenues, or earnings), is significantly larger than that of the other combining entity or entities.

The following table summarizes Total assets, Total equity, Total revenue, Net income, Net income available to common shareholders, Funds from operations, and Employees of Cousins and Parkway as of and for the year ended December 31, 2015 (in thousands, except employees):

	Cousins	Parkway
Total assets	$2,595,320	$3,609,281
Total equity	$1,683,415	$1,636,211
Total revenue	$381,643	$473,983
Net income	$125,629	$94,723
Net income available to common shareholders	$125,518	$67,335
Funds from operations	$192,749	$156,364
Number of employees	257	245

Based on the comparative key performance metrics listed above, we do not think that either of the two entities is significantly larger than the other entity. Viewing all of the metrics collectively, we do not believe that this indicator is determinative for purposes of determining the accounting acquirer.

ASC 805-10-55-14 states:

In a business combination involving more than two entities, determining the acquirer shall include a consideration of, among other things, which of the combining entities initiated the combination, as well as the relative size of the combining entities, as discussed in the preceding paragraph.

This paragraph is not applicable, as the Merger does not involve more than two entities.

ASC 805-10-55-15 states:

A new entity formed to effect a business combination is not necessarily the acquirer. If a new entity is formed to issue equity interests to effect a business combination, one of the combining entities that existed before the business combination shall be identified as the acquirer by applying the guidance in paragraphs 805-10-55-10 through 55-14. In contrast, a new entity that transfers cash or other assets or incurs liabilities as consideration may be the acquirer.

Mr. Tom Kluck

Division of Corporation Finance

July 20, 2016

This paragraph is not applicable, as a new entity is not being formed to issue equity interests to effect the Merger.

Conclusion

Based on the information and facts as outlined above, after weighing the relevant factors, including:

•	the relative voting rights in the combined entity after the business combination of 53% (51% on a fully diluted basis, including consideration of Parkway’s noncontrolling interest and limited voting stock) to legacy Cousin stockholders and 47% (49% on a fully diluted basis, including consideration of Parkway’s noncontrolling interest and limited voting stock) to legacy Parkway stockholders;

•	the composition of the board of directors being controlled by Cousins, including the continuation of the current chairman of the board of Cousins in his role as chairman of the board;

•	the composition of senior management of the combined entity being dominated by the management of Cousins; and

•	the premium that Cousins paid for Parkway.

Cousins concluded that the significant factors indicated that Cousins was the accounting acquirer. Cousins negotiated an agreement under which Cousins’ existing senior management and board of directors will be charged with the responsibility to govern and manage the operations of Cousins upon closing of the Merger in consideration for paying a premium for Parkway. Accordingly, we have concluded that Cousins should be considered the accounting acquirer when applying the provisions of ASC 805—Business Combinations.

Information Statement Summary

Competitive Strengths, page 1

6. We note your disclosure on page 143 regarding the New Parkway Stockholders Agreement with TPG Parties and the Thomas Letter Agreement. Please revise your Summary section to disclose the material terms of these agreements.

Response: In response to the Staff’s comment, the disclosure on page 26 of Amendment No. 1 has been revised.

9. Please disclose the purpose of the $5 million contribution by Cousins to Parkway Inc. in exchange for shares of New Parkway non-voting preferred stock. Also explain why Parkway Inc. will hold $5 million of preferred units in Parkway LP which in turn will hold $5 million of preferred units of New Parkway LP.

Response: In response to the Staff’s comment, the disclosure on pages 145 and 197 of Amendment No. 1 has been revised.

Mr. Tom Kluck

Division of Corporation Finance

July 20, 2016

Structure and Formation of New Parkway Prior to New Parkway’s Distribution, page 5

12. We note your disclosure that proceeds from your borrowings will be transferred to Cousins Properties LP and will be used to fund the repayment of certain indebtedness of Cousins Properties LP and its subsidiaries, including Parkway Properties Inc.’s LP’s outstanding debt. Please revise to disclose the amount of the portion of Cousins Properties LP’s indebtedness and Parkway Properties Inc.’s indebtedness that will be paid off as a result of this transfer.

Response: In response to the Staff’s comment, the disclosure on pages 59 and 146 of Amendment No. 1 has been revised.

Ownership Following Distribution, page 13

13. In order for investors to better understand the changes in your organizational structure as a result of the merger, reorganization and subsequent spin-off transaction, please consider providing a graphical representation of the corporate structure prior to the transactions in addition to your corporate structure after the spin-off.

Response: In response to the Staff’s comment, the disclosure on page 147 of Amendment No. 1 has been revised.

The Separation, the UPREIT Reorganization and the Distribution, page 63

16. We note your disclosure regarding the UPREIT reorganization. Please revise your disclosure to describe the plan of reorganization in more detail.

Response: In response to the Staff’s comment, the disclosure on pages 145, 147 and 148 of Amendment No. 1 has been revised.

Transfer of Assets and Assumption of Liabilities, page 67

17. We note your disclosure that the Separation and Distribution Agreement identifies the assets to be transferred, the liabilities to be assumed and the contracts to be assigned to you and Cousins as part of the Separation. Please revise to more specifically describe all the assets, liabilities and obligations associated with the Houston business, the Third-Party Services Business and certain assets previously owned by Parkway, including clarifying those assets, liabilities and obligations related to these businesses that will not transfer to you, as applicable. In addition, please revise to briefly describe these assets, liabilities and obligations in the summary.

Response: In response to the Staff’s comment, the disclosure on pages 149-151 of Amendment No. 1 has been revised. In addition, we respectfully direct the Staff’s attention to Exhibit C of the Merger Agreement, which contains the material terms for the transfer of assets and assumption of liabilities in the Spin-Off, which are summarized on pages 148-154.

Mr. Tom Kluck

Division of Corporation Finance

July 20, 2016

A. Real estate related investments and intangible assets and liabilities, page 86

19. Please revise to clarify how you determined the fair value of the parkway Houston office properties, intangible assets, and below market leases.

Response: In response to the Staff’s comment, we respectfully direct the Staff’s attention to the discussion of fair value of tangible and intangible assets and liabilities included in Note A to the pro forma financial statements on page 207.

B. Cash and cash equivalents and notes payable to banks, net, page 86

20. Please revise to clarify your basis for assuming the New Parkway Credit Facilities have a term of three years.

Response: In response to the Staff’s comment, Note B to the pro forma financial statements has been revised on page 208.

C. Receivables and other assets, page 87

21. Please revise to clarify how you determined the fair value of the Parkway Houston leasing commissions.

Response: In response to the Staff’s comment, we respectfully direct the Staff’s attention to the discussion of fair value of tangible and intangible assets and liabilities included in Note A to the pro forma financial statements on page 207.

22. Please revise to clarify that the amounts in the column “Parkway Houston Historical” and “Fair Market Value of Parkway Houston” represent the unamortized premium and the fair value adjustment, as opposed to the book value of the mortgage notes payable and the fair value of the entire mortgage notes payable.

Response: In response to the Staff’s comment, we modified the description of the line item “Notes payable—above market debt” to “Premium on notes payable” in Note A to the pro forma financial statements on pages 207 and 208.

D. Mortgage notes payable, net, page 87

23. Please clarify for us and in your filing the source of the payoff of CityWestPlace I & II debt, as it does not appear that you have reflected a cash payment in your pro forma financial information.

Response: In response to the Staff’s comment, we have revised the pro forma balance sheet and pro forma statements of operations to reflect the repayment of CityWestPlace I &II and Lincoln Place mortgage indebtedness as if they occurred on March 31, 2016 for balance sheet purposes and on January 1, 2015 for statement of operations purposes on pages 199-204 of Amendment No. 1. These mortgage loans were repaid by Parkway in early April 2016, and treatment of these loans in the pro forma financial statements of Amendment No. 1 is now consistent with those included in the Form 10.

Mr. Tom Kluck

Division of Corporation Finance

July 20, 2016

24. Please revise to clarify how the amount presented in “Fair Market Value of Parkway Houston” is calculated.

Response: In response to the Staff’s comment, we respectfully direct the Staff’s attention to the discussion of fair value of tangible and intangible assets and liabilities acquired included in Note A to the pro forma financial statements on page 207.

G. Cousins Houston, Parkway Houston and additional paid in capital, page 88

25. We note the amount of net equity value of Houston Business distributed is $275,023. Please revise to include a detail of the $275,023 and include cross references to the other related pro forma adjustments.

Response: In response to the Staff’s comment, we added language to explain the source of the “Net Equity Value of Houston Business Distributed in Spin-Off” in Note N to the pro forma financial statements on page 212.

a. Income from office properties, page 89

26. We note your disclosure on page 10 that some of your customers can terminate their leases early. Please tell us and revise your filing to clarify how you considered the termination clauses in your determination of the lease term, as well as your calculation of the straight-line rent adjustment.

Response: In response to the Staff’s comment, we respectfully advise the Staff that the entire noncancelable lease term is used in the calculation of the straight line rent for Parkway leases with early termination options. In making this determination, we considered the Financial Accounting Standards Board’s ASC 840 - Leases, which provides guidance for determining whether an early termination clause could cause the noncancelable lease term for straight line rent purposes to be shorter than the actual term of the lease. ASC 840 states that a lease that is cancelable (a) upon the occurrence of some remote contingency, (b) only with the permission of the lessor, (c) only if the lessee enters into a new lease with the same lessor, or (d) if the lessee incurs a penalty in such amount that continuation of the lease appears, at inception, reasonably assured shall be considered “noncancelable.”

Based on management’s evaluation of the lease agreements where early termination clauses exist, the guidance in criteria d. has been met, because such leases impose substantial penalties for early lease termination. As a result, the entire lease term is used in the calculation of the pro forma adjustment to record straight line rent.

As we are advising the Staff under separate cover, the Form 10 will be revised to include in Note a that the entire lease term was used to calculate the pro forma adjustment to record straight-line rent.

c. General and administrative expenses, page 90

27. We note that you expect G&A to range between $14 million and $16 million. Please revise to clarify what that estimate is based on.

Response: In response to the Staff’s comment, we respectfully direct the Staff’s attention to the discussion of the duplicative general and administrative expenses included in Note c to the pro forma financial statements on page 213.

Mr. Tom Kluck

Division of Corporation Finance

July 20, 2016

e. Interest expense, page 90

28. Please revise your disclosure to state the interest rate used to calculate the pro forma interest on New Parkway Credit Facilities. Also, to the extent the actual interest rate could vary from the interest rate depicted, please revise your filing to disclose the effect of a 1/8 percent variance in interest rate.

Response: In response to the Staff’s comment, we have revised Note d to the pro forma financial statements on page 214.

g. Dividends on non-voting preferred stock, page 91

29. Please revise to clarify your basis for the use of a 6% market rate.

Response: In response to the Staff’s comment, we have included a pro forma adjustment for dividend income on the preferred stock in the pro forma statements of operations and added Note q to the pro forma financial statements on page 218.

Management, page 130

35. We note your summary risk factor and risk factor disclosure that after the Separation certain of your directors and executive officers may have actual or potential conflicts of interest because of their previous or continuing equity interest in, or positions at, Cousins. We further note your disclosure throughout that Parkway, Inc. will be led by a dedicated management team. Please tell us whether any of your key employees will hold positions with Cousins upon consummation of the spin-off.

Response: In response to the Staff’s comment, the disclosure on pages 19-21, 43, 121, 130 and 136 of Amendment No. 1 has been revised.

* * * * *

We hope the foregoing has been responsive to the Staff’s comments. Please direct any questions concerning the Registration Statement to the undersigned or Marshall P. Shaffer of Wachtell, Lipton, Rosen & Katz, counsel to Cousins, at (212) 403-1000 (telephone), or Bruce Gilchrist or Matt Thomson of Hogan Lovells US LLP, counsel to Parkway, at (202) 637-5686 and (202) 637-6947 (telephone), respectively.

We thank the Staff in advance for its assistance.

    Very truly yours,

    /s/ David E. Shapiro

    David E. Shapiro

Mr. Tom Kluck

Division of Corporation Finance

July 20, 2016

Cousins Properties Incorporated
191 Peachtree Street NE, Suite 500
Atlanta, Georgia 30303
Attention:	Pamela F. Roper
Facsimile:	(404) 407-1641
Email:	pamroper@cousinsproperties.com

Parkway Properties, Inc.
Bank of America Center
390 North Orange Avenue, Suite 2400
Orlando, Florida 32801
Attention:	Jeremy Dorsett
Facsimile:	(407) 650-0593
Email:	jdorsett@pky.com

Hogan Lovells US LLP
555 Thirteenth Street, NW
Washington, DC 20004
Attention:	David Bonser
Bruce Gilchrist
Facsimile:	(202) 637-5910
Email:	David.Bonser@hoganlovells.com
Bruce.Gilchrist@hoganlovells.com